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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549


In the Matter of                         )
Xcel Energy Inc.                         )                    CERTIFICATE
                                         )
File No.  70-9539                        )                        OF
                                         )
(Public Utility Holding                  )                    NOTIFICATION
Company Act of 1935)                     )


         This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota Corporation formerly known as Northern States Power Company ("NSP"), in connection with the transactions proposed in the Application-Declaration filed by New Century Energies Inc. ("NCE") and NSP on Form U-1, as amended (the "Merger Application") and authorized by the order of the Securities and Exchange Commission issued on August 16, 2000 (Release No. 35-27212) (the "Order"). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Merger Application. Pursuant to Rule 24 of the Act, Xcel Energy hereby certifies that:

         1. NCE has merged with and into NSP (the "Merger"), and NSP has changed its name to Xcel Energy Inc.

         2. NSP has transferred its existing direct utility operations to a newly formed, wholly owned subsidiary, Northern States Power Company, a Minnesota corporation.

                               OPINIONS OF COUNSEL

         Filed herewith are copies of the final opinions of counsel indexed as Exhibit F-1.2 and F-2.2 to the Merger Application.

                                   THE MERGER

         The Merger was consummated according to the following steps:

         1. On August 18, 2000, articles of merger with an effective date of August 18, 2000, were duly filed with the Secretaries of State of the States of Minnesota and Delaware, thereby completing the merger described above.

         2. Shares of Xcel Energy common stock issued in connection with the Merger are validly issued, fully paid and nonassessable, with the holders thereof entitled to the rights and privileges appertaining thereto as described in the Amended and Restated Articles of

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         Incorporation of Xcel Energy. Each share of NCE common stock (except those shares held by dissenting shareholders) has been converted into the right to receive 1.55 shares of Xcel Energy Common Stock, except that no consideration was paid for shares of NCE stock owned by NSP or any of its subsidiaries or held in the treasury of NCE.

         3. The Merger was carried out in accordance with the terms and conditions of, and for the purposes stated in, the Merger Application, and in accordance with the terms and conditions of the Order.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                       Xcel Energy Inc.


                                       By:  /s/  Gary R. Johnson
                                            ------------------------------------
                                            Gary R. Johnson
                                            Vice President and General Counsel


Dated:  August 28, 2000

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                                Index of Exhibits

Method             Exhibit
of Filing          Number            Description
---------          ------            -----------

Electronic          F-1.2            Past Tense Opinion of Counsel to NSP
Electronic          F-2.2            Past Tense Opinion of Counsel to NCE